As Filed Pursuant to Rule 424(b)(4)

under the Securities Act of 1933

Registration Nos. 333-163271 and 333-166071

PROSPECTUS

8,237,500 Shares

Common Stock

We are offering 8,237,500 shares of our common stock. Our common stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “ABCB.” On April 14, 2010, the last reported sales price of our common stock on NASDAQ was $10.11 per share.

These shares of common stock are not savings accounts, deposits, or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks. See “RISK FACTORS” beginning on page 12 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$9.50000	$78,256,250
Underwriting discounts and commissions	$0.49875	$4,108,453
Proceeds to us (before expenses)	$9.00125	$74,147,797

The underwriters also may purchase up to an additional 1,235,625 shares of our common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about April 20, 2010.

Keefe, Bruyette & Woods

Sterne Agee

The date of this prospectus is April 14, 2010.

i

ABOUT THIS PROSPECTUS

Unless the context indicates otherwise, all references in this prospectus to “Ameris Bancorp,” the “Company,” “we,” “us,” “our” or similar references mean Ameris Bancorp and its wholly-owned subsidiary, Ameris Bank, as a combined entity, except that in the discussion of our capital stock and related matters, these terms refer solely to Ameris Bancorp and not to its subsidiary. All references to the “Bank” refer to Ameris Bank only.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where such offer or sale is not permitted. You should not assume that the information appearing in this prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus does not constitute an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase, any of our common stock or other securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

You should not consider any information in or incorporated by reference into this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in our securities.

You should base your decision to invest in our securities after considering all of the information contained in this prospectus and any information incorporated by reference herein.

No representation or warranty, express or implied, is made as to the accuracy or completeness of the information obtained from third party sources set forth herein or incorporated by reference into this prospectus, and nothing contained in this prospectus or incorporated by reference herein, or shall be relied upon as, a promise or representation, whether as to past or future performance.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). Our filings with the Commission are available to the public from the Commission’s web site at www.sec.gov. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings are also available on our web site at www.amerisbank.com, and at the office of The Nasdaq Stock Market. For further information on obtaining copies of our public filings at The Nasdaq Stock Market, you should call 212-656-5060.

This prospectus, which is a part of a registration statement on Form S-1 that we have filed with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), omits certain information set forth in the registration statement. Accordingly, for further information, you should refer to the registration statement and its exhibits on file with the Commission. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement.

INCORPORATION BY REFERENCE

The Commission allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with Commission rules:

•

our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Commission on March 16, 2010 (File No. 001-13901), as amended by Amendment No. 1 on Form 10-K/A, filed with the Commission on April 13, 2010 (File No. 001-13901);

•	our Definitive Proxy Statement on Schedule 14A filed with the Commission on March 22, 2010 (File No. 001-13901);

•	our Current Reports on Form 8-K filed with the Commission on March 15, 2010 and April 13, 2010 (File No. 001-13901); and

•

the description of our securities contained under the caption “Description of Capital Stock” found in our preliminary prospectus filed as part of our registration statement on Form SB-2 (Registration No. 33-77930) with the Commission on April 21, 1994, and our registration statement on Form 8-A12B (File No. 001-13901), filed with the Commission on February 25, 1998, and any amendments or reports filed for the purpose of updating such descriptions.

Upon written or oral request, we will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement, but not delivered with the prospectus. You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address and telephone number:

Ameris Bancorp

310 First St., S.E.

Moultrie, Georgia 31768

Attention: Dennis J. Zember Jr., Chief Financial Officer

(229) 890-1111

SUMMARY

The following summary contains material information about us and this offering. Because it is a summary, it may not contain all of the information that is important to you. Before making a decision to invest in our common stock, you should read this prospectus carefully, including the section entitled “RISK FACTORS,” and the information incorporated by reference in this prospectus, including our audited consolidated financial statements and the accompanying notes in our Annual Report on Form 10-K for the year ended December 31, 2009.

Ameris Bancorp

We are a bank holding company, headquartered in Moultrie, Georgia, whose business is conducted primarily through our wholly-owned banking subsidiary, Ameris Bank. We provide a full range of banking services to our retail and commercial customers located primarily in select markets in Georgia, Alabama, Florida and South Carolina. We operate 53 domestic banking offices with no foreign activities. At December 31, 2009, we had approximately $2.42 billion in total assets, $1.58 billion in total loans, $2.12 billion in total deposits and $195.0 million of stockholders’ equity.

The predecessor to Ameris Bank was organized in 1971 as American Banking Company. In 1979, our holding company began acquiring banks in communities throughout southern Georgia. These acquisitions continued in subsequent decades, extending into Alabama in 1994, Florida in 2001, and South Carolina in 2006. In December 2005, we began consolidating the individual community banks under one name – Ameris Bank.

Market Areas

We have banking operations in 33 counties in Georgia, Alabama, Florida and South Carolina. We have top five deposit market shares in 17 of those counties, primarily in our core markets of southern Georgia and southeastern Alabama. Our core, legacy markets are largely rural communities that provide consistently strong earnings and superior credit quality as compared to our metro markets. Our core footprint includes 26 branches that make up 53% of our total deposits and provide a stable source of low cost funds. We rank number two with a combined deposit market share of 9% across all MSAs in our core markets. According to the FDIC, total deposits in these markets were $12.2 billion as of June 30, 2009, an increase of $1.2 billion from 2008. The weighted average population growth for these markets is projected to be 3% from 2009 to 2014, according to SNL Financial LC, or SNL, an independent business data firm. In the Moultrie, Georgia MSA, home of our corporate headquarters, we hold a 54% deposit market share, with 17% of our total deposits across four branches, as of June 30, 2009.

Over the last ten years, we have expanded into higher growth markets, primarily in northern Florida and South Carolina, through a combination of acquisitions and de novo branching. Our recent expansion markets include 27 branches that make up 47% of our total deposits. According to the Federal Deposit Insurance Corporation, or the FDIC, total deposits in these markets were $203.7 billion as of June 30, 2009. In South Carolina, we have a presence in the Hilton Head, Columbia, Charleston and Greenville MSAs. Combined, these areas are projected to experience a weighted average population growth of 9% from 2009 to 2014, according to SNL. In Florida, we have a presence in the Jacksonville, Gainesville and Tallahassee MSAs, which are projected to experience a combined weighted average population growth of 12% from 2009 to 2014, according to SNL. In the last 24 months, we have opened nine branches in South Carolina and two branches in northern Florida. Management believes our expansion markets offer some of the highest percentage growth rates and most attractive demographics in our region. We intend to focus on expanding our deposit market share in these key growth markets.

Business Strategy

We seek to increase our presence and grow the Ameris brand in the markets that we currently serve and in neighboring communities that present attractive opportunities for expansion. We intend to grow our business and build shareholder value primarily by focusing on the following objectives:

•

Pursue Select Acquisitions.  We have maintained our focus on a long-term strategy of expanding and diversifying our franchise in terms of revenues, profitability and asset size. We expect to continue to take advantage of the consolidation in the financial services industry and enhance our franchise through future acquisitions, including acquisitions of failed or problem financial institutions in FDIC-assisted transactions. We intend to grow within our existing markets, to branch into or acquire financial institutions in existing markets and to branch into or acquire financial institutions in other markets consistent with our capital availability and management abilities. We are one of the few banks in the Southeast with a proven track record of participation in FDIC-assisted transactions, and we intend to aggressively pursue strategic transactions in our footprint. In the past 18 months, over 50 financial institutions in Georgia and Florida have been placed into FDIC receivership, and we expect that there will continue to be opportunities to acquire other failed or problem financial institutions through assisted transactions in the future. We believe these transactions will allow us to generate meaningful market share in our four states of operation.

•

Continued Focus on Credit and a Conservative Lending Philosophy.  Our focus is on “relationship banking,” meaning that we bank loan relationships, not loan transactions. We lend almost exclusively in our local markets. Loan participations are less than 1.00% of total loans. We emphasize smaller loans and a diversified portfolio. Our current average loan size is $91,000, and loans to our largest customer represent only 2.8% of our regulatory capital. Moreover, our internal lending limit is $5 million, well below the regulatory limit of over $54 million. Our credit administration is robust, with 60% of new and renewed loans approved by regional credit officers and a post-review process that subjects loans with balances as low as $100,000 to review by the banking group president, chief credit officer and a regional credit officer. Our external loan review function has been in place for over four years.

•

Capitalize on Organic Growth Opportunities.  While we maintain leading market share in our core, legacy markets in southern Georgia and southeastern Alabama, we believe we have considerable opportunities to continue to increase market share in our more growth-oriented markets in northern Florida and South Carolina. We believe these markets, as well as additional markets we may enter, provide opportunities for significant organic growth over time.

•

Emphasize personal service and strong customer relationships.  Our community banking philosophy emphasizes personalized service and building broad and deep customer relationships, with a focus on building a substantial base of low cost core deposits. Each of our markets is managed by senior level, experienced decision makers in a decentralized structure that differentiates us from our larger competitors.

FDIC-Assisted Acquisitions

We recently completed two FDIC-assisted transactions. In October 2009, Ameris Bank purchased substantially all of the assets and assumed substantially all the liabilities of American United Bank, or American United, from the FDIC. American United operated only one branch in Lawrenceville, Georgia, a northeast suburb of Atlanta, Georgia, with $85.7 million in loans and $100.3 million in deposits. Ameris Bank’s agreements with the FDIC included a loss-sharing agreement, which affords the bank significant protection from losses associated with loans and other real estate owned. Ameris Bank’s bid to acquire American United included a discount on the book value of the assets totaling $19.6 million. Also included in the bid was a premium of approximately $262,000 on American United’s deposits. The transaction resulted in a cash payment from the FDIC to Ameris Bank in the amount of $17.1 million.

In November 2009, Ameris Bank purchased substantially all of the assets and assumed substantially all the liabilities of United Security Bank, or United Security, from the FDIC. United Security operated one branch in Woodstock, Georgia and one branch in Sparta, Georgia, with $108.4 million in loans and $140.0 million in deposits. Ameris Bank’s agreements with the FDIC also included a loss-sharing agreement similar to that associated with the American United transaction. Ameris Bank’s bid to acquire United Security included a discount on the book value of the assets totaling $32.6 million. Also included in the bid was a premium of approximately $228,000 on United Security’s deposits. The transaction resulted in a cash payment from the FDIC to Ameris Bank in the amount of $24.2 million.

Recent Developments

On April 13, 2010, we announced our first quarter operating results. We recorded a net loss available to common shareholders of $2.3 million, or $0.17 per share, for the quarter ended March 31, 2010, compared to a net loss of $1.3 million, or $0.10 per share, for the first quarter of 2009. During the quarter ended March 31, 2010, we continued to improve our core earnings while proactively addressing credit quality. Pre-tax pre-credit earnings during the quarter were approximately $10.5 million, an increase of 41.5% as compared to the first quarter of 2009 and 9.6% as compared to the fourth quarter of 2009. Part of this increase was driven by an expanded net interest margin of 3.92% as compared to 3.21% in the year ago period and 3.59% in the fourth quarter of 2009. We have also begun to experience benefits from our profitability initiative called “Project 2010,” which we announced earlier this year. We have implemented 85% of the anticipated expense savings and revenue enhancements from this program. At the same time, we continued to aggressively charge down problem loans, with net charge-offs of $13.0 million during the quarter.

Loan Portfolio.

Outstanding loans decreased during the three months ended March 31, 2010 by $47.8 million to $1.54 billion, caused primarily by continued declines in real estate loans. The table set forth below provides detail on our loan portfolio as of March 31, 2010.

Category	Percentage of Total Loans	Average Loan Size	Average Rate
Commercial real estate	40.8%	$355,565	6.12%
Construction and development	14.2	155,475	7.06
Residential real estate	24.3	70,546	6.56
Commercial and industrial	8.4	59,469	5.97
Consumer	2.5	7,466	7.64
Agricultural	9.8	107,679	6.31

Total	100.0%	$89,235	6.40%

As of March 31, 2010, construction and development loans were 14.2% of total loans. We expect to continue our efforts to reduce our exposure to acquisition and development loans within our current portfolio for the remainder of 2010. However, we may increase the amounts of such loans in our aggregate portfolio through acquisitions, particularly FDIC-assisted transactions. The table set forth below provides detail regarding the geographic distribution of and underlying collateral for our construction and development loans as of March 31, 2010.

(in thousands)	Alabama	Florida	Georgia	South Carolina	Collateral Type Total	Average Size
Buildable lots	$4,628	$10,463	$31,680	$18,706	$65,477	$132
Subdivisions	2,367	12,343	11,412	7,168	33,290	890
Land - commercial	926	12,232	14,941	4,194	32,293	336
Land - residential	3,925	4,285	16,997	6,550	31,757	213
Pre-sold Homes	1,551	1,292	6,484	1,090	10,417	163
Spec / Model Homes	1,503	1,925	6,470	353	10,251	244
Commercial construction	-	1,091	1,636	6,417	9,144	703
Raw - agriculture	1,112	1,941	4,938	536	8,527	111
Miscellaneous	591	734	5,725	333	7,383	19
Owner occupied	68	595	2,598	1,999	5,260	250
Apartments	-	1,185	-	-	1,185	593

Total	$16,671	$48,086	$102,881	$47,346	$214,984	155

As of March 31, 2010, commercial real estate loans were 40.8% of total loans. Of our commercial real estate loan portfolio, approximately 45% was owner-occupied. The table set forth below provides detail regarding the geographic distribution of and underlying collateral for our non-owner occupied commercial real estate loans as of March 31, 2010.

(in thousands)	Alabama	Florida	Georgia	South Carolina	Collateral Type Total	Average Size
Offices	$8,784	$9,254	$15,653	$21,243	$54,934	$687
Apartments	3,407	16,178	20,457	14,616	54,658	959
Hotels and motels	9,312	2,629	33,144	-	45,085	1,326
Retail properties	4,748	6,193	14,277	15,403	40,621	564
Miscellaneous	9,329	6,534	17,711	4,186	37,760	78
Strip centers	705	10,459	17,314	8,085	36,563	1,143
Warehouses	1,826	11,172	8,463	10,479	31,940	694
Commercial and residential rental	1,915	2,318	4,685	6,577	15,495	534
Restaurants and convenience stores	2,965	900	4,341	1,864	10,070	246
Land, golf courses	1,530	890	5,929	1,227	9,576	737
Auto dealerships	5,067	662	3,356	-	9,085	826

Total	$49,588	$67,189	$145,330	$83,680	$345,787	386

Credit Quality.

The continued softening in the southeastern regional economic environment has resulted in increased levels of delinquent loans resulting in credit quality ratios that remain above our historical averages. However, the level of delinquent loans decreased to $89.6 million at the end of the first quarter of 2010 compared to $96.1 million at December 31, 2009. The ratio of non-performing assets to loans and other real estate increased slightly to 7.15% at March 31, 2010 compared to 6.71% at the end of 2009. Increases in other real estate from $21.6 million at December 31, 2009 to $32.8 million at March 31, 2010 as well as a decrease in loans outstanding of 3% were the primary cause for increases in the non-performing asset ratio.

The table below sets forth our nonperforming loans by type:

Nonperforming Loans	As of March 31, 2010 (in thousands)	Percentage of Total Nonperforming Loans
One- to four- family residential permanent	$19,705	22%
Construction and development	38,225	43
Commercial real estate	23,095	26
Commercial and industrial	5,302	6
Consumer	720	1
Agricultural	2,602	3

Total	$89,649	100%

In addition, our other real estate owned by type of loan for which the real estate served as collateral is set forth below.

Other Real Estate Owned	As of March 31, 2010 (in thousands)	Percentage of Total Other Real Estate Owned
One- to four- family residential permanent	$8,635	26%
Construction and development	16,763	51
Commercial and industrial	6,690	21
Agricultural	712	2

Total	$32,800	100%

Our provision for loan losses during the first quarter of 2010 was approximately $10.8 million, which was a decrease of $5.7 million when compared to the fourth quarter of 2009. At March 31, 2010, our allowance for loan losses amounted to $33.6 million, or 2.18% of total loans, excluding covered assets, as compared to $35.8 million, or 2.26% of total loans at December 31, 2009. Net charge-offs on loans during the first quarter of 2010 decreased to $13.0 million, or 3.42% of total loans (annualized), when compared to $22.6 million, or 5.67% of total loans (annualized), during the fourth quarter of 2009.

Deposits.

Total deposits were essentially flat during the first quarter of 2010 as compared to the previous quarter. As of March 31, 2010, core deposits comprised 78.9% of total deposits, with brokered deposits represented 6.7% of total deposits. Non-time deposits increased to 59% of total deposits as of March 31, 2010, as compared to 47% at the same time in 2009. Retail time deposits represented 34% of total deposits during the first quarter of 2010. Our goal in 2010 is to achieve 65% of our total funding through savings and demand deposits. In addition, our overall cost of deposits was 1.41% for the first quarter of 2010, a decrease from 1.48% for the fourth quarter of 2009 and from 2.46% for the first quarter of 2009.

Capital.

Despite the weak economic conditions that our industry is facing, our capital position continues to improve. Ameris Bank’s capital ratios continue to exceed all regulatory measures, and Ameris Bank is considered “well-capitalized” for regulatory purposes. Tangible common equity to tangible assets improved during the first quarter of 2010 to 5.97%, compared to 5.86% at the end of 2009. Ameris Bank’s Tier 1 capital ratio was approximately 9.29% at March 31, 2010, compared to 9.62% at the end of 2009.

Corporate Information

Our principal executive office is located at 310 First St., SE, Moultrie, Georgia 31768, our telephone number is (229) 890-1111 and our website address is www.amerisbank.com. Our common stock trades on NASDAQ under the ticker symbol “ABCB.” Neither the website nor the information on our website is included or incorporated in, or is a part of, this prospectus.

THE OFFERING

Common stock we are offering	8,237,500 shares(1)

Common stock outstanding prior to this offering	14,041,806 shares(2)

Common stock outstanding after this offering	22,279,306 shares(1)(2)

Use of proceeds	The net proceeds to us from the sale of the common stock offered hereby will be approximately $73,897,797 million (or approximately $85,019,966 million if the underwriters exercise their over-allotment in full), after deduction of underwriting discounts and commissions and expenses paid by us. We intend to use the net proceeds of this offering for general corporate purposes, including to fund possible future acquisitions of other financial services businesses (which may include FDIC-assisted transactions), certain costs associated with administering our completed FDIC-assisted transactions, our working capital needs and additional contributions to the capital of our Bank to support our continued growth.

Listing	NASDAQ Global Select Market, Symbol: “ABCB”

Risk factors	See “RISK FACTORS” below and other information incorporated by reference in this prospectus for a discussion of risks involved in an investment in shares of our common stock.

(1)	Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ option to purchase up to 1,235,625 additional shares of common stock to cover over-allotments, if any.

(2)	The above information regarding shares outstanding after the offering is based on the number of shares of common stock outstanding as of March 31, 2010. In addition, the number of shares outstanding excludes shares of common stock available or reserved for issuance pursuant to the exercise or settlement of equity-based awards under our incentive plans and shares reserved for issuance upon exercise of a warrant issued to the U.S. Treasury under the Capital Purchase Program. As of March 31, 2010, there were (i) 824,977 shares of our common stock reserved for issuance upon the exercise of currently outstanding options with a weighted average price of $14.69; (ii) 437,814 shares of our common stock reserved for issuance in connection with awards that may be granted in the future under our existing equity compensation plans; and (iii) 695,243.37 shares of our common stock reserved for issuance upon exercise of the warrant issued to the U.S. Treasury with an exercise price of $11.219 per share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Our selected historical consolidated financial data presented below as of and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 is derived from the audited consolidated financial statements of the Company. The Company has been an active acquirer of financial institutions over recent years and, as a result, the comparability of the selected financial data has been affected. The Company’s acquisitions affecting financial data include First National Banc, Inc. on December 16, 2005, Islands Bancorp on December 31, 2006, American United Bank on October 23, 2009 and United Security Bank on November 6, 2009. Specifically, since these acquisitions were accounted for using the purchase method, the assets of the acquired institutions were recorded at their fair values, the excess purchase price over the net fair value of the assets was recorded as goodwill and the results of operations for these businesses have been included in the Company’s results since the date these acquisitions were completed. Accordingly, the level of our assets and liabilities and our results of operations for these acquisitions have significantly affected the Company’s financial position and results of operations. Discussion of these acquisitions can be found in the “Corporate Restructuring and Business Combinations” section of Part 1, Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Commission. The following selected historical consolidated financial data should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Commission and the other information included or incorporated by reference in this prospectus.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in Thousands, Except Per Share Data)
Selected Balance Sheet Data:
Total assets	$2,423,970	$2,407,090	$2,112,063	$2,047,542	$1,697,209
Total loans, excluding covered assets	1,584,359	1,695,777	1,614,048	1,442,951	1,186,601
Total deposits	2,123,116	2,013,525	1,757,265	1,710,163	1,375,232
Investment securities available for sale	245,556	367,894	289,382	283,192	235,145
Goodwill and intangible assets	3,586	58,444	59,615	60,464	49,716
Common stockholders’ equity	145,412	190,331	191,249	178,732	148,703
Total stockholders’ equity	194,964	239,359	191,249	178,732	148,703

Selected Income Statement Data:
Interest income	$114,573	$129,008	$146,077	$124,111	$79,539
Interest expense	40,550	56,343	70,999	54,150	26,934

Net interest income	74,023	72,665	75,078	69,961	52,605
Provision for loan losses	42,068	35,030	11,321	2,837	1,651
Non-interest income	58,353	19,149	17,592	19,262	13,530
Non-interest expenses	69,987	62,753	58,896	53,129	43,607
Goodwill impairment	54,813	-	-	-	-

Income/(loss) before income taxes	(34,492)	(5,969)	22,453	33,257	20,877
Income tax expense/(benefit)	7,297	(2,053)	7,300	11,129	7,149

Net income/(loss) available to common stockholders	$(41,789)	$(3,916)	$15,153	$22,128	$13,728
Preferred stock dividends	3,161	328	-	-	-
Net income/(loss) available to common stockholders	$(44,950)	$(4,244)	$15,153	$22,128	$13,728

Per Share Data:
Net income/(loss) available to common stockholders – basic	$(3.27)	$(0.31)	$1.12	$1.71	$1.15
Net income/(loss) available to common stockholders – diluted	(3.27)	(0.31)	1.11	1.68	1.14

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in Thousands, Except Per Share Data)
Common book value	10.43	13.73	13.77	12.88	11.19
Tangible common book value	10.17	9.52	9.48	8.53	7.45
Common dividends – cash	0.10	0.38	0.56	0.56	0.56
Common dividends – stock	2 for 130	—	—	—	—

Profitability Ratios:
Return on average total assets	(1.87)%	(0.19)%	0.74%	1.22%	1.04%
Return on average common equity	(21.59)	(2.22)	8.13	13.90	10.87
Net interest margin	3.52	3.65	4.02	4.25	4.31
Efficiency ratio	94.28	68.35	63.55	59.55	65.94

Asset Quality Ratios*:
Net charge-offs to average loans	2.77%	1.36%	0.53%	0.09%	0.03%
Reserve for loan losses to total loans	2.26	2.33	1.71	1.72	1.88
Nonperforming assets to total loans and OREO	6.71	4.13	1.60	0.61	0.90
Nonperforming assets to total assets	4.93	2.99	1.23	0.43	0.63

Liquidity Ratios:
Loans to total deposits	74.62%	84.22%	91.85%	84.38%	86.28%
Average loans (TE) to average earnings assets (TE)	79.26	82.32	81.72	79.39	77.32
Noninterest-bearing deposits to total deposits	11.16	10.36	9.36	12.96	14.60

Capital Adequacy Ratios:
Stockholders’ equity to total assets	8.04%	7.91%	9.06%	8.73%	8.76%
Common stock dividend payout ratio	NM	NM	50.00	32.94	48.70
Tangible common equity to tangible assets	5.86	5.62	6.41	5.95	6.01
Leverage ratio	9.35	9.42	8.39	8.58	9.71
Tier 1 risk-based capital ratio	13.53	11.99	10.34	10.67	10.89
Total risk-based capital ratio	14.79	13.25	11.59	11.92	12.66

*	Excludes covered assets, where applicable.

RISK FACTORS

Our business, financial condition and results of operations are subject to various risks, including those discussed below, and those set forth in Item 1A, “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2009, which are incorporated herein by reference and may affect the value of our securities. The risks discussed in this prospectus and incorporated herein by reference are those that we believe are the most significant risks, although additional risks not presently known to us or that we currently deem less significant may also adversely affect our business, financial condition and results of operations, perhaps materially. Before making a decision to invest in our common stock, you should carefully consider the risks and uncertainties described below and the risks incorporated by reference in this prospectus, together with all of the other information included or incorporated by reference in this prospectus.

This offering will substantially dilute the ownership percentage of our existing shareholders, and the ownership of our common stock may change significantly.

We intend to raise significant capital through this offering. Our directors and executive officers and individuals who reside in our markets currently hold a significant percentage of our common stock. Upon the successful completion of this offering, the ownership percentage of existing shareholders will be substantially diluted unless they purchase shares in this offering in an amount proportional to their existing ownership. As a result, following this offering a significant portion of our common stock may be held by individuals and institutions outside of our market area whose interests may differ from our current shareholders. In addition, one or more individuals or institutions may seek to acquire a significant percentage of ownership in our common stock in this offering, subject to any applicable regulatory approvals. Those shareholders may have interests that differ from those of our current shareholder base, and they may vote in a way with which our current shareholders disagree.

Our management has broad discretion over the use of proceeds from this offering.

Our management has significant flexibility in applying the proceeds that we receive from this offering. Although we have indicated our intent to use the proceeds from this offering for general corporate purposes, including funding future acquisitions, our working capital needs and additional contributions to the capital of our Bank. Our management retains significant discretion with respect to the use of such proceeds. The proceeds of this offering may be used in a manner which does not generate a favorable return for us. We may use the proceeds to fund future acquisitions of other businesses, and there is no assurance that any business we acquire would be successfully integrated into our operations or otherwise perform as expected.

If, as a result of this offering or otherwise, an entity holds as little as a 5% interest in our outstanding securities, that entity could, under certain circumstances, be subject to regulation as a “bank holding company.”

Any entity, including a “group” composed of natural persons, owning or controlling with the power to vote 25% or more of our outstanding securities, or 5% or more if the holder otherwise exercises a “controlling influence” over us, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, as amended (the “BHC Act”). In addition, (i) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) under the BHC Act to acquire or retain 5% or more of our outstanding securities and (ii) any person not otherwise defined as a company by the BHC Act and its implementing regulations may be required to obtain the approval of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of our outstanding securities. Becoming a bank holding company imposes statutory and regulatory restrictions and obligations, such as providing managerial and financial strength for its bank subsidiaries. Regulation as a bank holding company could require the holder to divest all or a portion of the holder’s investment in our securities or those nonbanking investments that may be deemed impermissible or incompatible with bank holding company status, such as a material investment in a company unrelated to banking.

We may issue additional securities in the future, which would dilute your ownership if you did not, or were not permitted to, invest in the additional issuances.

In the future, we may seek to raise capital through offerings of our common stock, preferred stock, securities convertible into common stock, or rights to acquire such securities or our common stock. Under our amended and restated articles of incorporation, we have additional authorized shares of common stock and preferred stock that we can issue from time to time at the discretion of our board of directors, without further action by the shareholders, except where shareholder approval is required by law or NASDAQ. The issuance of any additional shares of common stock, preferred stock or convertible securities could be substantially dilutive to the ownership percentage of our existing shareholders. Holders of our shares of common stock have no preemptive rights that entitle them to purchase their pro rata shares of any offering of shares of any class or series and, therefore, our shareholders may not be permitted to invest in future issuances of our common stock and as a result will be diluted.

Our inability to use a short form registration statement on Form S-3 may affect our short-term ability to access the capital markets.

The ability to conduct primary offerings under a registration statement on Form S-3 has benefits to issuers that are eligible to use this short form registration statement. Form S-3 permits an eligible issuer to incorporate by reference its past and future filings and reports made under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, Form S-3 enables eligible issuers to conduct primary offerings “off the shelf” under Rule 415 of the Securities Act. The shelf registration process under Form S-3, combined with the ability to incorporate information on a forward basis, allows issuers to avoid additional delays and interruptions in the offering process and to access the capital markets in a more expeditious and efficient manner than raising capital in a standard registered offering on Form S- 1. One of the requirements for Form S-3 eligibility is for an issuer to have timely filed its Exchange Act reports (including Form 10-Ks, Form 10-Qs and certain Form 8-Ks) for the 12-month period immediately preceding either the filing of the Form S-3 or a subsequent determination date. During 2009, we did not timely file on Form 8-K certain required financial statement information with respect to the American United transaction (although such information was filed on March 15, 2010). Therefore, we will not able to use Form S-3 before January 9, 2011. We may experience delays in our ability to raise capital in the capital markets during the period that we are unable to use Form S-3. Any such delay may result in offering terms that may not be advantageous to us or may cause us not to obtain capital in a timely fashion to execute our business strategies.

The FDIC could condition our ability to acquire a failed depository institution on compliance by us and certain of our investors with additional requirements.

We may seek to acquire one or more failed depository institutions from the FDIC. As the agency responsible for resolving failed depository institutions, the FDIC has the discretion to determine whether a party is qualified to bid on a failed institution. On August 26, 2009, the FDIC adopted a Statement of Policy on Qualifications for Failed Bank Acquisitions (the “Statement of Policy”). The Statement of Policy sets forth a number of significant restrictions and requirements as a condition to the participation by certain “private investors” and institutions in the acquisition of failed depository institutions from the FDIC. Among the requirements would be that the Bank maintain higher capital ratios for a three-year period of time following the acquisition of a failed depository institution from the FDIC, which would impair our ability to grow in the future without obtaining additional capital. Based on our understanding of current interpretations of the Statement of Policy, we do not believe the provisions of the Statement of Policy would apply to us. However, if the Statement of Policy were deemed to apply to us, and we or our investors were unwilling to comply with conditions imposed by the FDIC, then we may not be permitted to acquire failed institutions from the FDIC.

We are subject to certain risks related to FDIC-assisted transactions.

The success of past FDIC-assisted transactions, and any FDIC-assisted transactions in which we may participate in the future, will depend on a number of factors, including the following:

•	our ability to fully integrate, and to integrate successfully, the branches acquired into the Bank’s operations;

•

our ability to limit the outflow of deposits held by our new customers in the acquired branches and to successfully retain and manage interest-earning assets (loans) acquired in FDIC-assisted transactions;

•	our ability to retain existing deposits and to generate new interest-earning assets in the geographic areas previously served by the acquired banks;

•	our ability to effectively compete in new markets in which we did not previously have a presence;

•	our success in deploying the cash received in the FDIC-assisted transactions into assets bearing sufficiently high yields without incurring unacceptable credit or interest rate risk;

•	our ability to control the incremental non-interest expense from the acquired branches in a manner that enables us to maintain a favorable overall efficiency ratio;

•	our ability to retain and attract the appropriate personnel to staff the acquired branches; and

•	our ability to earn acceptable levels of interest and non-interest income, including fee income, from the acquired branches.

As with any acquisition involving a financial institution, particularly one involving the transfer of a large number of bank branches as is often the case with FDIC-assisted transactions, there may be higher than average levels of service disruptions that would cause inconveniences or potentially increase the effectiveness of competing financial institutions in attracting our customers. Integrating the acquired branches would not be an operation of substantial size and expense that we are not familiar with, but we anticipate unique challenges and opportunities because of the nature of the transaction. Integration efforts will also likely divert our management’s attention and resources. It is not known whether we will be able to integrate acquired branches successfully, and the integration process could result in the loss of key employees, the disruption of ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the FDIC-assisted transactions. We may also encounter unexpected difficulties or costs during the integration that could materially adversely affect our earnings and financial condition, perhaps materially. Additionally, we may be unable to achieve results in the future similar to those achieved by our existing banking business, to compete effectively in the market areas previously served by the acquired branches or to mange any growth resulting from FDIC-assisted transactions effectively.

Our willingness and ability to grow acquired branches following FDIC-assisted transactions depend on several factors, most importantly the ability to retain certain key personnel that we hire or transfer in connection with FDIC-assisted transactions. Our failure to retain these employees could adversely affect the success of FDIC-assisted transactions and our future growth.

Our ability to continue to receive benefits of our loss share arrangements with the FDIC is conditioned upon our compliance with certain requirements under the agreements.

We are the beneficiary of loss share agreements with the FDIC that call for the FDIC to fund a portion of our losses on a majority of the assets we acquired in connection with our recent FDIC-assisted transactions. Our ability to recover a portion of our losses and retain the loss share protection is subject to our compliance with certain requirements imposed on us in the agreements. The requirements of the agreements relate primarily to our administration of the assets covered by the agreements, as well as our obtaining the consent of the FDIC to engage in certain corporate transactions that may be deemed under the agreements to constitute a transfer of the loss share benefits. For example, any merger or consolidation of the Bank or any public or private offering of common stock by us that would increase our outstanding shares by more than 9%, including this offering, requires the consent of the FDIC.

In such instances in which the consent of the FDIC is required under the loss share agreements, the FDIC may withhold its consent to such transactions or may condition its consent on terms that we do not find acceptable. While we obtained the FDIC’s consent in connection with this offering through the payment of a consent fee to the FDIC, there can be no assurance that, in the future, the FDIC will grant its consent or condition its consent on terms that we find acceptable. If the FDIC does not grant its consent to a transaction we would like to pursue, or conditions its consent on terms that we do not find acceptable, this may cause us not to engage in a corporate transaction that might otherwise benefit our shareholders or we may elect to pursue such a transaction without obtaining the FDIC’s consent, which could result in termination of our loss share agreements with the FDIC.

We engage in acquisitions of other businesses from time to time, including FDIC-assisted acquisitions. These acquisitions may not produce revenue or earnings enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties.

When appropriate opportunities arise, we will engage in acquisitions of other businesses. Difficulty in integrating an acquired business or company may cause us not to realize expected revenue increases, cost savings, increases in geographic or product presence or other anticipated benefits from any acquisition. The integration could result in higher than expected deposit attrition (run-off), loss of key employees, disruption of our business or the business of the acquired company, or otherwise adversely affect our ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. We are likely to need to make additional investment in equipment and personnel to manage higher asset levels and loan balances as a result of any significant acquisition, which may materially adversely impact our earnings. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.

In evaluating potential acquisition opportunities, we may seek to acquire failed banks through FDIC-assisted transactions. While the FDIC may, in such transactions, provide assistance to mitigate certain risks, such as sharing in exposure to loan losses, and providing indemnification against certain liabilities, of the failed institution, we may not be able to accurately estimate our potential exposure to loan losses and other potential liabilities, or the difficulty of integration, in acquiring such institutions.

Depending on the condition of any institution that we may acquire, any acquisition may, at least in the near term, materially adversely affect our capital and earnings and, if not successfully integrated following the acquisition, may continue to have such effects.

FDIC-assisted acquisition opportunities may not become available and increased competition may make it more difficult for us to bid on failed bank transactions on terms we consider to be acceptable.

Our near-term business strategy includes consideration of potential acquisitions of failing banks that the FDIC plans to place in receivership. The FDIC may not place banks that meet our strategic objectives into receivership. Failed bank transactions are attractive opportunities in part because of loss-sharing arrangements with the FDIC that limit the acquirer’s downside risk on the purchased loan portfolio and, apart from our assumption of deposit liabilities, we have significant discretion as to the nondeposit liabilities that we assume. In addition, assets purchased from the FDIC are marked to their fair value and in many cases there is little or no addition to goodwill arising from an FDIC-assisted transaction. The bidding process for failing banks could become very competitive, and the increased competition may make it more difficult for us to bid on terms we consider to be acceptable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus and in information incorporated by reference into this prospectus, as well as certain statements in periodic press releases and public statements made by our directors, officers and other employees, that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “predict,” “goal,” “assume,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. These forward-looking statements include statements relating to our projected growth, anticipated future financial performance, and management’s long-term performance goals, as well as statements relating to the anticipated effects on results of operations and financial condition from expected developments or events, our business and growth strategies, including anticipated internal growth, plans to open new offices, and to pursue additional potential development or acquisition of banks, wealth management entities, or fee-related businesses.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, and could be affected by many factors. The following list, which is not intended to be an all-encompassing list of risks and uncertainties affecting us, summarizes several factors that could cause our actual results to differ materially from those anticipated or expected in these forward-looking statements:

•

general economic conditions (both generally and in our markets) may be less favorable than expected, resulting in, among other things, a continued deterioration in credit quality, a further reduction in demand for credit and/or a further decline in real estate values;

•	the general decline in the real estate and lending market may continue to negatively affect our financial results;

•	inaccuracies in our assumptions used in calculating the appropriate amount to be placed into our allowance for loan and lease losses;

•	our ability to collect reimbursements from the FDIC on losses that we incur on our covered assets;

•	restrictions or conditions imposed by our regulators on our operations may make it more difficult for us to achieve our goals;

•	legislative or regulatory changes, including changes in accounting standards and compliance requirements, may adversely affect the businesses in which we are engaged;

•	competitive pressures among depository and other financial institutions may increase significantly;

•	changes in the interest rate environment may reduce margins or the volumes or values of the loans we make;

•	competitors may have greater financial resources and develop products that enable those competitors to compete more successfully than we can;

•	our ability to attract and retain key personnel can be affected by the increased competition for experienced employees in the banking industry;

•	adverse changes may occur in the bond and equity markets;

•	war or terrorist activities may cause further deterioration in the economy or cause instability in credit markets;

•	economic, governmental or other factors may prevent the projected population, residential and commercial growth in the markets in which we operate; and

•	we will or may continue to face the risk factors discussed from time to time in the periodic reports we file with the Commission.

Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results.

You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. We are not undertaking an obligation to update these forward-looking statements, even though our situation may change in the future, except as required under federal securities law. We qualify all of our forward-looking statements by these cautionary statements. Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate us. Any investor in our common stock should consider all risks and uncertainties set forth in this prospectus under the heading “RISK FACTORS” and disclosed in our periodic and current reports filed with the Commission, including our 2009 Annual Report on Form 10-K.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering, at a public offering price of $9.50 per share, after deducting the underwriting discounts and commissions and our estimated offering expenses, will be approximately $73,897,797. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $85,019,966. We intend to use the net proceeds of this offering of common stock for general corporate purposes, including to fund possible future acquisitions of other financial services businesses (which may include FDIC-assisted transactions), certain costs associated with administering our completed FDIC-assisted transactions, our working capital needs and additional contributions to the capital of our Bank to support our continued growth. We currently have no arrangements or understanding regarding any specific future acquisitions. The net proceeds may be invested temporarily in short-term marketable securities or applied to repay short-term debt until they are used for their stated purpose.

Our management will retain broad discretion in deciding how to allocate the net proceeds of this offering. Until we designate the use of the net proceeds, we will invest them temporarily in liquid short-term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors.

CAPITALIZATION

The following table sets forth our consolidated capitalization and regulatory capital ratios as of December 31, 2009 on an actual basis and on an as-adjusted to give effect to the receipt of the net proceeds from this offering. The adjusted capitalization assumes (i) no exercise of the underwriters’ over-allotment option, (ii) that 8,237,500 shares of our common stock are sold by us at an offering price of $9.50 per share, and (iii) that the net proceeds from the offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, are approximately $73,897,797.

The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as well as financial information in the other documents incorporated by reference into this prospectus.

	December 31, 2009
	Actual	As Adjusted
	(dollars in thousands)
Long-term debt:
Trust preferred securities	$42,269	$42,269

Total long-term debt	$42,269	$42,269

Stockholders’ equity:
Preferred stock, par value $1,000 per share; 5,000,000 shares authorized; 52,000 shares issued	$49,552	$49,552
Common stock, par value $1.00 per share; 30,000,000 shares authorized; 15,162,541 shares issued, actual; 23,400,041 shares issued, as adjusted	15,163	23,400
Capital surplus	87,790	153,450
Retained earnings	46,031	46,031
Accumulated other comprehensive income, net of tax	7,240	7,240

	205,776	279,673
Less cost of treasury shares acquired	(10,812)	(10,812)

Total stockholders’ equity	$194,964	$268,861

Capital Ratios:
Tangible common equity to tangible assets	5.86%	8.65%
Tangible equity to tangible assets	7.91%	10.64%
Leverage ratio	9.35%	12.03%
Tier 1 risk-based capital ratio	13.53%	17.82%
Total risk-based capital ratio	14.79%	19.07%

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed on NASDAQ under the symbol “ABCB.” The following table sets forth, for the periods indicated, the high and low intra-day sale prices per share of our common stock as reported on NASDAQ, with retroactive recognition given for stock dividends and splits.

	High	Low
2010:
First Quarter	$10.32	$6.97
Second Quarter (through April 14, 2010)	$10.191	$8.94

Year Ended December 31, 2009:
First Quarter	$11.73	$3.66
Second Quarter	$7.96	$5.21
Third Quarter	$7.47	$5.93
Fourth Quarter	$7.25	$5.13

Year Ended December 31, 2008:
First Quarter	$16.55	$12.60
Second Quarter	$16.48	$8.70
Third Quarter	$15.07	$7.82
Fourth Quarter	$14.21	$7.19

The last reported closing price for our common stock on April 14, 2010, was $10.11 per share. There were approximately 2,150 shareholders of record of our common stock as of February 26, 2010.

DESCRIPTION OF OUR CAPITAL STOCK

The following discussion includes summaries of some of the terms of our Articles of Incorporation, as amended (the “articles of incorporation”), our Amended and Restated Bylaws (the “bylaws”) and the Georgia Business Corporation Code (the “Code”). Reference is made to the more detailed provisions of, and this discussion is qualified in its entirety by reference to, our articles of incorporation and bylaws, copies of which are filed with the Commission as exhibits to the registration statement of which this prospectus is a part and which may be obtained as described under “Where You Can Find More Information,” and applicable law.

General

As of March 31, 2010, we had 35,000,000 shares of capital stock authorized. The authorized capital stock consisted of:

•	30,000,000 shares of common stock, par value $1.00 per share, 14,041,806 shares of which were outstanding; and

•	5,000,000 shares of preferred stock, 52,000 shares of which were outstanding.

Common Stock

Voting Rights.

Each holder of our common stock is entitled to one vote per share held on any matter submitted to a vote of shareholders. There are no cumulative voting rights in the election of directors.

Dividends.

Holders of our common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available, subject to certain restrictions imposed by state and federal laws and the preferential dividend rights of the preferred stock.

No Preemptive or Conversion Rights.

Holders of our common stock do not have preemptive rights to purchase additional shares of any class of our stock, nor do they have conversion or redemption rights.

Calls and Assessments.

All of the issued and outstanding shares of common stock are fully paid and non-assessable.

Liquidation Rights.

In the event of our liquidation, dissolution or winding up, the holders of our common stock (and the holders of any class or series of stock entitled to participate with the common stock in the distribution of assets) shall be entitled to receive, in cash or in kind, our assets available for distribution remaining after payment or provision for payment of our debts and liabilities and distributions or provision for distributions to holders of the preferred stock having preference over the common stock.

Preferred Stock

Our board of directors may, from time to time, issue shares of the authorized, undesignated preferred stock in one or more classes or series without shareholder approval. In connection with any such issuance, our board of directors may by resolution determine the designation, preferences, limitations, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions, of such shares of preferred stock.

The particular terms of any series of preferred stock will be determined by our board of directors. Those terms may include the following:

•	the designation of such class or series, the number of shares to constitute such class or series and the stated value thereof if different from the par value thereof;

•

whether the shares of such class or series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may (i) be general or limited, (ii) subject to applicable law or regulation, including the rules of any securities exchange on which securities of any class may be listed, permit more than one vote per share, or (iii) vary among shareholders of the same class based upon such factors as our board of directors may determine, including the size of a shareholder’s position and the length of time with respect to which such position has been held;

•

the dividends, if any, payable on such class or series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of stock of any other class or any other series of the same class;

•	whether the shares of such class or series shall be subject to redemption by us and, if so, the times, prices and other conditions of such redemption;

•

the amount or amounts payable upon shares of such series upon, and the rights of the holders of such class or series in, the voluntary or involuntary liquidation, dissolution or winding up of us, or upon any distribution of our assets;

•

whether the shares of such class or series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such class or series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

•

whether the shares of such class or series shall be convertible into, or exchangeable for, shares of stock of any other class or any other series of the same class or any other securities (including common stock) and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same and any other terms and conditions of conversion or exchange;

•

the limitations and restrictions, if any, to be effective while any shares of such class or series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by us of, the common stock or shares of stock of any other class or any other series of the same class;

•

the conditions or restrictions, if any, upon the creation of indebtedness or upon the issue of any additional stock, including additional shares of such class or series or of any other series of the same class or of any other class;

•

the ranking (be it pari passu, junior or senior) of each class or series vis-à-vis any other class or series of any class of preferred stock as to the payment of dividends, the distribution of assets and all other matters;

•	the listing, if any, of the preferred stock being offered on any securities exchange;

•	a discussion of any material United States federal income tax considerations applicable to the preferred stock being offered;

•	information with respect to book-entry procedures, if any; and

•

any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof, insofar as they are not inconsistent with the provisions of our articles of incorporation, to the full extent permitted in accordance with the laws of the State of Georgia.

Preferred Stock—Fixed Rate Cumulative Perpetual Preferred Stock, Series A

As of the date hereof, our board of directors has created one series of preferred stock, our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), which we issued to the U.S. Treasury under the Capital Purchase Program. Pursuant to the Letter Agreement dated November 21, 2008, and the related Purchase Agreement, between us and the U.S. Treasury, we issued 52,000 shares of Series A Preferred Stock having a liquidation preference per share of $1,000. The Series A Preferred Stock accrues cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year, but such dividends will be paid only if, as and when declared by our board of directors. Pursuant to the terms of the American Recovery and Reinvestment Act of 2009, we may, subject to consultation with our federal banking agency, repay the funds we received under the Capital Purchase Program at any time.

The Series A Preferred Stock is non-voting, except in limited circumstances. Prior to the third anniversary of issuance, unless we have redeemed all of the Series A Preferred Stock or the Treasury has transferred all of the Series A Preferred Stock to a third party, the consent of the Treasury will be required for us to increase our common stock dividend or repurchase our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Purchase Agreement. In the event that we do not pay dividends on the Series A Preferred Stock for six dividend periods, whether or not consecutive, the size of our board of directors will automatically be increased by two and the holders of the Series A Preferred Stock shall have the right to elect two directors to fill such newly created directorships at the next annual meeting of shareholders and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods, including the latest completed dividend period, on all outstanding shares of Series A Preferred Stock have been declared and paid in full. The foregoing description of the Series A Preferred Stock is qualified in its entirety by reference to the articles of amendment to our articles of incorporation designating such series.

Certain Provisions of Our Articles of Incorporation, Bylaws and the Code

Our articles of incorporation and bylaws contain provisions that could make more difficult an acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage specific types of coercive takeover practices and inadequate takeover bids as well as to encourage persons seeking to acquire control to first negotiate with us. Although these provisions may have the effect of delaying, deferring or preventing a change in control, we believe that the benefits of increased protection through the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

The Code also provides additional provisions which, if adopted by our board of directors, would further inhibit certain unsolicited acquisition proposals.

Classified Board of Directors.

Our bylaws provide that our board of directors shall consist of not less than seven and not more than 15 members. Our bylaws provide for a classified board of directors, divided into three classes, with each class consisting as nearly as possible of one-third of the total number of directors, and with our shareholders electing one class each year for a three-year term. Between shareholders’ meetings, only our board of directors is permitted to appoint new directors to fill vacancies or newly created directorships so that no more than the number of directors in any given class could be replaced each year and it would take three successive annual meetings to replace all directors.

Shareholder Action Through Written Consent.

Our bylaws only provide for shareholder action by written consent in lieu of a meeting if all shareholders entitled to vote on such action sign such consent.

Nominations to Board of Directors.

Our articles of incorporation and bylaws provide that nominations for the election of directors may be made by our board of directors or any committee appointed by our board of directors or by any shareholder entitled to vote generally in the election of directors. Our bylaws establish an advance notice procedure for shareholder nominations to our board of directors. A shareholder may only make a nomination to our board of directors if he or she complies with the advance notice and other procedural requirements of our bylaws and is entitled to vote on such nomination at the meeting.

Removal of Directors; Board of Directors Vacancies.

Our articles of incorporation provide that members of our board of directors may only be removed for cause and then only with a vote of at least a majority of the outstanding shares entitled to vote in the election of directors. Our bylaws further provide that only our board of directors may fill vacant directorships. These provisions would prevent a shareholder from gaining control of our board of directors by removing incumbent directors and filling the resulting vacancies with such shareholder’s own nominees.

Authorized But Unissued Stock.

The authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

Georgia “Fair Price” Statute.

Sections 14-2-1110 through 14-2-1113 of the Code (the “Fair Price Statute”) generally restrict a company from entering into certain Business Combinations (as defined in the Code) with an interested shareholder, unless:

•	the transaction is unanimously approved by the continuing directors who must constitute at least three members of the board of directors at the time of such approval; or

•	the transaction is recommended by at least two-thirds of the continuing directors and approved by a majority of the shareholders excluding the interested shareholder.

Georgia “Business Combination” Statute.

Sections 14-2-1131 through 14-2-1133 of the Code (the “Business Combination Statute”) generally restrict a company from entering into certain business combinations (as defined in the Code) with an interested shareholder for a period of five years after the date on which such shareholder became an interested shareholder unless:

•	the transaction is approved by the board of directors of the company prior to the date the person became an interested shareholder;

•

the interested shareholder acquires at least 90% of the company’s voting stock in the same transaction (calculated pursuant to Code Section 14-2-1132) in which such person became an interested shareholder; or

•

subsequent to becoming an interested shareholder, the shareholder acquires at least 90% (calculated pursuant to Code Section 14-2-1132) of the company’s voting stock and the business combination is approved by the holders of a majority of the voting stock entitled to vote on the matter (excluding the stock held by the interested shareholder and certain other persons pursuant to Code Section 14-2-1132).

The Code provides that the restrictions set forth in the Fair Price Statute and the Business Combination Statute will not apply unless the bylaws of the corporation specifically provide that these provisions of the Code are applicable to the corporation (and in certain other situations). We have not elected to be covered by such statutes, but we could do so by action of our board of directors, without a vote by our shareholders except as may be prohibited by law, at any time.

Transfer Agent and Registrar

Computershare Investor Services serves as the transfer agent for our common stock. Its address is Computershare Investor Services, P.O. Box 43078, Providence, Rhode Island 02940-3078, and its phone number is (800) 568-3476.

DIVIDEND POLICY

Holders of our common stock are entitled to receive dividends that the board of directors may declare from time to time. We may only pay dividends out of funds that are legally available for that purpose. Because consolidated net income consists largely of the net income of our Bank, dividend payments to shareholders are dependent upon our receipt of dividends from our Bank. Ameris is a legal entity separate and distinct from its subsidiaries. While there are various legal and regulatory limitations under federal and state law on the extent to which our Bank can pay dividends or otherwise supply funds to Ameris, the principal source of Ameris’ cash revenues is dividends from our Bank. The prior approval of applicable regulatory authorities is required if the total dividends declared by the Bank in any calendar year exceeds 50% of the Bank’s net profits for the previous year. The relevant federal and state regulatory agencies also have authority to prohibit a state member bank or bank holding company, which would include Ameris and the Bank, from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of the subsidiary, be deemed to constitute an unsafe or unsound practice in conducting its business.

Under Georgia law, the prior approval of the Georgia Department of Banking and Finance is required before any cash dividends may be paid by a state bank if: (i) total classified assets at the most recent examination of such bank exceed 80% of the equity capital (as defined, which includes the reserve for loan losses) of such bank; (ii) the aggregate amount of dividends declared or anticipated to be declared in the calendar year exceeds 50% of the net profits (as defined) for the previous calendar year; or (iii) the ratio of equity capital to adjusted total assets is less than 6%. There were no amounts of retained earnings of our Bank available for payment of cash dividends under applicable regulations without obtaining governmental approval as of December 31, 2009.

The Federal Reserve has issued supervisory guidance regarding the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve, the Federal Reserve may prohibit a bank holding company from paying any dividends if one or more of the holding company’s bank subsidiaries are classified as undercapitalized.

Furthermore, under rules and regulations of the Emergency Economic Stabilization Act of 2008 to which the Company is subject, no dividends may be declared or paid on the common stock unless the dividends due with respect to Series A Preferred Stock have been paid in full. Moreover, the consent of the Treasury will be required for any increase in the per share dividends on the common stock beyond the per share dividend declared prior to October 14, 2008 ($0.05 per share per quarter) until the third anniversary of the date of the Treasury’s investment in the Series A Preferred Stock, unless prior to the third anniversary, the shares of Series A Preferred Stock are redeemed or the Treasury has transferred all of the shares of Series A Preferred Stock to third parties.

The payment of dividends on our common stock and by our banking subsidiary is subject to certain restrictions imposed by federal and state banking laws, regulations and authorities, as set forth above, and by the terms of our Series A Preferred Stock issued to the U.S. Treasury under the Capital Purchase Program. Among other restrictions related to our Series A Preferred Stock, prior to November 21, 2011, so long as the Treasury owns shares of our Series A Preferred Stock, we are not permitted to increase cash dividends on our common stock above the $0.05 per share per quarter that we have recently paid, without the Treasury’s consent. As of December 31, 2009, there were no amounts of retained earnings of our Bank available for payment of cash dividends under applicable regulations without obtaining governmental approval.

The following table shows the history of per share cash dividends declared and paid on our common stock during each quarter of 2009 and 2008 and the first quarter of 2010.

Cash Dividends Per Share
2010:
First Quarter	$0.00

Year Ended December 31, 2009:
First Quarter	$0.05
Second Quarter	0.05
Third Quarter	0.00
Fourth Quarter	0.00

Year Ended December 31, 2008:
First Quarter	$0.14
Second Quarter	0.14
Third Quarter	0.05
Fourth Quarter	0.05

Our Series A Preferred Stock was issued and began to accrue dividends on November 21, 2008. We paid aggregate dividends of $2.6 million on our Series A Preferred Stock during 2009. We expect to continue to pay a quarterly dividend of approximately $650,000 on the Series A Preferred Stock, assuming the Series A Preferred Stock is not redeemed. The quarterly dividend amount would be adjusted upward beginning the first dividend period after November 21, 2013.

On each of September 18, 2009, December 15, 2009 and March 12, 2010, we declared a stock dividend on shares of our common stock at a rate of 0.7692% per share. This resulted in a distribution by the Company of one new share of common stock for every 130 shares of common stock outstanding on the dividend payment dates of October 10, 2009, January 11, 2010 and April 9, 2010.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through the underwriters named herein (collectively, the “Underwriters”). Keefe, Bruyette & Woods, Inc. (“KBW”) is acting as sole representative of the Underwriters, and we have entered into an underwriting agreement with KBW, as representative of the Underwriters dated April 14, 2010 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has agreed, severally and not jointly, to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number

Keefe, Bruyette & Woods, Inc.	6,178,125

Sterne, Agee & Leach, Inc.	2,059,375

Total	8,237,500

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the Underwriters.

In connection with this offering, the Underwriters and certain securities dealers may distribute prospectuses electronically.

Over-allotment Option

We have granted the Underwriters an option to buy 1,235,625 additional shares of our common stock. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriters have 30 days from the date of this prospectus to exercise this option.

Commissions and Discounts

Shares of common stock sold by the Underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares of common stock sold by the Underwriters to securities dealers may be sold at a discount of up to $0.29925 per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares of common stock are not sold at the public offering price, the representative may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the Underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriters, assuming both no exercise and full exercise of the Underwriters’ option to purchase an additional 1,235,625 shares of common stock:

	No Exercise	Full Exercise
Per Share Total	$0.49875	$0.49875

Total	$4,108,453	$4,724,721

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the Underwriters, will be approximately $250,000.

Participation of Executive Officers and Directors in the Offering

Our management, directors, principal stockholders and their affiliates may acquire shares in this offering. Any purchases by them or their affiliates must be made on the same terms and conditions as purchases by nonaffiliated investors and with a view toward investment, not resale.

No Sales of Similar Securities

We and our executive officers and directors have entered into lock-up agreements with the Underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the Underwriters, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of the Underwriting Agreement. These lockup provisions will apply to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. It will also apply to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (i) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 90-day period referred to above, we issue an earnings release or material news or a material event relating to our company occurs or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions described above shall continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or event related to our company occurs.

Indemnification and Contribution

We have agreed to indemnify the Underwriters and their affiliates and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the Underwriters, their affiliates and their controlling persons may be required to make in respect of those liabilities.

NASDAQ Quotation

Our common stock is traded on NASDAQ under the symbol “ABCB.”

Price Stabilization, Short Positions and Passive Market Making

In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids;

•	syndicate covering transactions; and

•	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

In addition, in connection with this offering the Underwriters may engage in passive market making transactions in our common stock on NASDAQ prior to the pricing and completion of this offering. Passive market making consists of displaying bids on NASDAQ no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Affiliations

The Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, financial advisory services and other commercial dealing in the ordinary course of business with us. They have received, and may in the future receive, customary fees and commission for these transactions.

Selling Restrictions

European Economic Area.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriters have represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) they have not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriter for any such offer; or

(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

EXPERTS

The consolidated balance sheet of the Company as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the years then ended, and the effectiveness of its internal control over financial reporting as of December 31, 2009, have been audited by Porter Keadle Moore, LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. The consolidated statement of operations, comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2007, have been audited by Mauldin & Jenkins, LLC, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

LEGAL MATTERS

Rogers & Hardin LLP, Atlanta, Georgia, is representing us in connection with this offering. The Underwriters are being represented by Bryan Cave LLP, Atlanta, Georgia.

8,237,500 Shares

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods

Sterne Agee

The date of this prospectus is April 14, 2010.